Exhibit 99.4

Legend Biotech Corporation - Proof 2 12 - Aug - 26 ABSTAIN AGAINST FOR ABSTAIN AGAINST FOR Res. 5 Res. 1 Res. 6 Res. 2 Res. 7 Res. 3 Res. 8 Res. 4 Legend Biotech Corporation TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS REPRESENTING ORDINARY SHARES OF Legend Biotech Corporation Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary . Joint owners should each sign personally . Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign . If a corporation, this signature should be that of an authorized officer who should state his or her title . FOLD AND DETACH HERE Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: The Board of Directors unanimously recommends a vote FOR all the Resolutions. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164 - 0873

Legend Biotech Corporation - Proof 2 12 - Aug - 26 Legend Biotech Corporation AGENDA 1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025. 2. To ratify the appointment of Ernst & Young LLP as independent auditor of the Company (the “ Independent Auditor ”) for the fiscal year ending December 31, 2026. 3. To re - elect Mr. Robin Meng, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years. 4. To re - elect Dr. Corazon D. Sanders, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years. 5. To re - elect Dr. Li Mao, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years. 6. To re - elect Dr. Peter Salovey, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years. 7. To approve an amendment and restatement of the Company’s 2020 Restricted Shares Plan to increase the aggregate number of ordinary shares reserved for issuance by 19,100,000 ordinary shares. 8. To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit. Legend Biotech Corporation JPMorgan Chase Bank, N.A., Depositary PO Box 64873, Saint Paul MN 55164 - 0873 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N . A . , (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of Legend Biotech Corporation (the “Company”) will be held at 9 : 00 a . m . (Eastern Time), on September 24 , 2026 , at the offices of the Company located at 77 Corporate Drive, Bridgewater, New Jersey 08807 , USA, for the purposes set forth on this card . If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, proposed for the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card . The enclosed postage - paid envelope is provided for this purpose . This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company’s Resolutions, or any of them, as the case may be . The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9 : 00 a . m . (Eastern Time), on September 21 , 2026 . Only the registered holders of record of American Depositary Receipt(s) as of the close of business on August 17 , 2026 , will be entitled to execute the attached Voting Instruction Card . The signatory, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of the Company of record on August 17 , 2026 , hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipt(s), in accordance with the instructions given at the Meeting . NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m. (Eastern Time), on September 21, 2026. Please Note: The Notice of Annual General Meeting and the Annual Report are available for viewing on the Company’s website www.legendbiotech.com . JPMorgan Chase Bank, N.A., Depositary